

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2019

David G. Kalergis
Chief Executive Officer
Diffusion Pharmaceuticals Inc.
1317 Carlton Avenue, Suite 200
Charlottesville, VA 22902

      Re: Diffusion Pharmaceuticals Inc.
          Registration Statement on Form S-1
          Filed December 20, 2019
          File No. 333-235670

Dear Mr. Kalergis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: David S. Rosenthal, Esq.